Docebo Inc. Announces Voting Results from its Annual General Meeting of Shareholders
Toronto, Ontario, June 9, 2026 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”) announced today the results of voting at its annual general meeting of shareholders held on June 9, 2026 (the “Meeting”).
Each of the seven nominees listed in the Company’s management information circular dated April 6, 2026 provided in connection with the Meeting were elected as directors of the Company. Docebo received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Jason Chapnik	19,924,368	97.561%	498,155	2.439%
Alessio Artuffo	20,349,038	99.640%	73,485	0.360%
James Merkur	20,350,176	99.646%	72,347	0.354%
Kristin Halpin Perry	20,361,445	99.701%	61,078	0.299%
Steven E. Spooner	20,361,232	99.700%	61,291	0.300%
William Anderson	20,372,088	99.753%	50,435	0.247%
Trisha Price	20,376,889	99.777%	45,634	0.223%
In addition, Docebo reports that an ordinary resolution approving the appointment of KPMG LLP as Docebo’s auditors for the 2026 fiscal year was passed by a majority of the votes represented at the Meeting.
Details of the voting results on all matters considered at the Meeting are available in the Company’s report of voting results, which is available under Docebo’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
About Docebo
Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.
For further information, please contact:
Mike McCarthy
Vice President – Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com